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                             March 16, 2023

       Stephen Bramlage, Jr.
       Chief Financial Officer
       Casey   s General Stores, Inc.
       One SE Convenience Blvd
       Ankeny, IA 50021

                                                        Re: Casey   s General
Stores, Inc.
                                                            Form 10-K for
Fiscal Year Ended April 30, 2022
                                                            Filed June 24, 2022
                                                            Response dated
March 3, 2023
                                                            File No. 001-34700

       Dear Stephen Bramlage:

              We have reviewed your March 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 10, 2023 letter.

       Form 10-K for Fiscal Year Ended April 30, 2022

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       Liquidity and Capital Resources, page 25

   1. We note your response to comment 1 and your proposed revised disclosure. We note therein the references
to depreciation, amortization and deferred income taxes as factors contributing to the
change in operating cash. Note these are noncash factors that do not affect cash. In regard
to your disclosure in the Form 10-Q for the quarterly period ended January 31, 2023,
we note the material change between periods in income taxes
                                                        presented in the
operating and supplemental sections of the statement of cash flows but did not note inclusion
in your analysis of the impact of income taxes on operating cash flows. Note the
requirement within Item 303(b) of Regulation S-K to describe the
 Stephen Bramlage, Jr.
Casey   s General Stores, Inc.
March 16, 2023
Page 2
         underlying reasons for material changes from period to period reflected in the financial statements, including where material changes within a line item offset one another. Please consider these items in your disclosures.
Notes to Consolidated Financial Statements
Note 1. Significant Accounting Policies
Inventories, page 38

2. We note your proposed revisions in response to comment 3. Please further expand your disclosure to discuss how you determine the value of RINs at the time transferred and recorded in cost of goods sold.
       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.



FirstName LastNameStephen Bramlage, Jr.                      Sincerely,
Comapany NameCasey   s General Stores, Inc.
                                                             Division of
Corporation Finance
March 16, 2023 Page 2                                        Office of Trade &
Services
FirstName LastName